UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                               SUPERIOR TELECOM INC.
                                  (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                    868365 10 7
                                  (CUSIP Number)


                             Stewart H. Wahrsager, Esq.
                               The Alpine Group, Inc.
                                   1790 Broadway
                                 New York, NY 10019
                                   (212) 757-3333
            (Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)


                                  October 17, 1996
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with the statement: [ ]










CUSIP No. 868365 10 7

I.    Name of Reporting Person               The Alpine Group,
                                             Inc.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


III.  SEC Use Only


IV.   Source of Funds                        WC


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   Delaware


                    VII.  Sole Voting            6,024,048
                          Power

Number of Shares    VII.  Shared Voting           -0-
                          Power

                    IX.   Sole Dis-               6,024,048
                          positive Power

                    X.    Shared Dis-             -0-
                          positive Power

XI.   Aggregate Amount Beneficially
      Owned By Each Reporting Person          6,024,048 shares


XII.  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares         [ ]


XIII. Percent of Class Represented by
      Amount in Row (11)                          50.1%


XIV.  Type of Reporting Person                    CO

CUSIP No. 868365 10 7

I.    Name of Reporting Person               Steven S. Elbaum

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


III.  SEC Use Only


IV.   Source of Funds


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


VI.   Citizenship or Place of Organization   United States


                    VII.  Sole Voting             -0-
                          Power

Number of Shares    VIII. Shared Voting           -0-
                          Power

                    IX.   Sole Dis-               -0-
                          positive Power

                    X.    Shared Dis-             -0-
                          positive Power

XI.   Aggregate Amount Beneficially
      Owned By Each Reporting Person         -0- (See Item 5)


XII.  Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


XIII. Percent of Class Represented by
      Amount in Row (11)                     -0-


XIV.  Type of Reporting Person               IN

Item 1.   Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the
"Common Stock"), of Superior TeleCom Inc., a Delaware corporation
(the "Issuer"). The principal executive offices of the Issuer are located at 1790 Broadway, New York, New York 10019.

Item 2.   Identity and Background

     This Schedule 13D is being filed by The Alpine Group, Inc., a Delaware corporation ("Alpine"), which maintains its principal office at 1790 Broadway, New York, New York 10019 and by Steven
S. Elbaum ("Elbaum"), whose business address is 1790 Broadway, New York, New York 10019.

     Alpine is a diversified industrial company principally engaged, through its subsidiaries (including the Issuer), in the manufacture and sale of copper wire and cable for the telecommunications industry, specialty refractory products for the iron and steel, aluminum and glass industries, and data communications and other electronic products for military and commercial applications. Certain information regarding the directors and executive officers of Alpine is set forth on Annex A hereto.

     Elbaum, Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, may be deemed to be the beneficial owner of the shares of Common Stock owned by Alpine by virtue of his position as Chairman of the Board of Directors and Chief Executive Officer of Alpine and his beneficial ownership of approximately 9.6% of the issued and outstanding common stock of Alpine.

     During the past five years neither Alpine, Elbaum nor, to the best knowledge of Alpine, any of Alpine's directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his having been or being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

     Alpine used $60,240 of its working capital to acquire the shares of Common Stock owned by it. In addition, Alpine effected the Reorganization (as hereinafter defined). See Item 4.


Item 4.  Purpose of Transaction

     On October 2, 1996, Alpine, which then owned all of the outstanding capital stock of the Issuer and of the Issuer's subsidiaries, Superior Telecommunications Inc. ("Superior") and DNE Systems, Inc. ("DNE") caused Superior and DNE to declare dividends on their common stock in an aggregate amount of $117.1 million. Superior also issued to Alpine 20,000 shares of its 6% Cumulative Preferred Stock ("Superior Preferred Stock"). Alpine then contributed to the Issuer all of the issued and outstanding common stock of Superior and DNE (together with the foregoing transactions, the "Reorganization").

     In connection with the Reorganization, the Issuer entered into a five-year revolving credit facility (the "Bank Credit Facility") under which it borrowed $154.7 million to repay the net amount of the intercompany debt owed to Alpine and to pay to Alpine a portion of the dividends declared as part of the Reorganization. The net proceeds of the Offering (as hereinafter defined) were used to pay the remainder of the declared dividends and to reduce the amount outstanding under the Bank Credit Facility.

     On October 17, 1996, the Issuer consummated an initial public offering (the "Offering") of 6,000,000 shares of Common
Stock. The Issuer has granted to the underwriters of the Offering a 30-day option (the "Over-Allotment Option") to purchase up to 900,000 additional shares of Common Stock to cover over-allotments, if any.

     Upon completion of the Offering, Alpine owned 50.1% of the outstanding Common Stock (approximately 46.6% if the Over-Allotment Option is exercised in full). Alpine and the Issuer have entered into an agreement, dated October 8, 1996 (the "Contribution Agreement"), which provides that, if the Over-Allotment Option is exercised, Alpine will restore its ownership of the outstanding Common Stock to 50.1% by contributing to the capital of the Issuer a portion of Superior Preferred Stock in exchange for shares of Common Stock (the "Contribution") or by a substantially equivalent transaction. The Contribution Agreement provides that the amount of Superior Preferred Stock to be contributed by Alpine will be that number of shares having an aggregate liquidation value equal to the aggregate price paid by the Issuer (including brokers' commissions) for shares of Common Stock to be transferred by the Issuer to Alpine. The Prospectus (as hereinafter defined) states that the Issuer intends to acquire such shares of Common Stock through open market purchases or otherwise using only net proceeds of the exercise of the Over-Allotment Option. The Prospectus further states that the Issuer will use any balance of those net proceeds to reduce outstanding debt under the Bank Credit Facility.

     Alpine intends continually to review the Issuer's business affairs, financial position, and future prospects as well as conditions in the securities markets and general economic and other conditions. Based on such evaluation and review, Alpine will continue to consider various alternative courses of action with respect to the Issuer as it may deem appropriate in light of the circumstances existing from time to time. Such actions may involve the acquisition of additional shares of Common Stock or may involve the sale of all or a portion of the shares of Common Stock beneficially owned by Alpine in the open market or in privately negotiated transactions to one or more purchasers. Alpine may also seek to have additional persons designated by it elected as members of the Board of Directors of the Issuer.

     For additional information with respect to the Reorganization, the Offering and related matters, reference is made to the Issuer's prospectus, dated October 11, 1996 (the "Prospectus"), which is incorporated herein by reference, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, particularly the information set forth under the captions, "The Company," "Use of Proceeds" and "Certain Transactions and Relationships."

Item 5.  Interest in Securities of the Issuer

     Alpine is the beneficial owner of 6,024,048 shares of Common Stock, representing 50.1% of the outstanding shares of Common Stock. Elbaum, Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, may be deemed to be the beneficial owner of the shares of Common Stock owned by Alpine, by virtue of his position as Chairman of the Board of Directors and Chief Executive Officer of Alpine and his beneficial ownership of approximately 9.6% of the issued and outstanding common stock of Alpine.

     Reference is also made to Item 4 hereof and the Prospectus
(particularly the information set forth under the captions, "The
Company," "Use of Proceeds" and "Certain Transactions and
Relationships"), which are incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     Pursuant to a services agreement between Alpine and the Issuer (the "Services Agreement"), Alpine provides certain services and office space to the Issuer, including, among other things, assistance with public company reporting, certain financial reporting functions, legal compliance, banking, risk management and operational and strategic matters. Pursuant to the Services Agreement, David S. Aldridge, Alpine's Chief Financial Officer, serves as the Issuer's Chief Financial Officer. The Services Agreement provides for the payment by the Issuer to Alpine of $0.9 million per year plus reimbursement of any third party expenses incurred by Alpine.

     The Issuer and Alpine have entered into an agreement (the "Preferred Stock Exchange Agreement") granting Alpine the right to exchange the Superior Preferred Stock that Alpine owns for preferred stock of the Issuer having identical terms ("TeleCom Preferred Stock"). In addition, Alpine has the right to demand registration under the Securities Act of 1933 of the TeleCom Preferred Stock at any time commencing October 31, 1997.

     On July 21, 1995, Alpine completed the placement of $153.0 million of 12.25% Senior Secured Notes (the "Alpine Notes") and entered into an $85.0 million revolving credit facility (the "Alpine Credit Facility"). The Alpine Notes and the Alpine Credit Facility were guaranteed by Superior and Adience, Inc. ("Adience"), another subsidiary of Alpine. The Alpine Notes were also secured by a pledge of the capital stock of Superior and Adience.

     An amendment to the indenture relating to the Alpine Notes provides for the release of the aforementioned pledge and the termination of the Superior guarantees. Alpine has pledged to the trustee for the benefit of the holders of the Alpine Notes all of its shares of Common Stock and Superior Preferred Stock. In addition, Alpine's financing arrangements with Superior and DNE were terminated in connection with the Bank Credit Facility.

     The Issuer and Alpine have entered into the Contribution
Agreement to effect the contribution if the Over-Allotment Option is exercised.

Item 7.   Materials to be filed as Exhibits

Exhibit 1 -    Joint Filing Agreement
Exhibit 2 -    Preferred Stock Exchange Agreement (incorporated
               by reference to Exhibit 10.10 to the Issuer's
               Registration Statement on Form S-1 (Registration
               No. 333-09933))

Exhibit 3 -    Contribution Agreement (incorporated by reference
               to Exhibit 10.2 to the Issuer's Registration
               Statement on Form S-1 (Registration No. 333-
               09933))









                              SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              THE ALPINE GROUP, INC.


October 23, 1996              By   /s/ Stewart H. Wahrsager
                                   Stewart H. Wahrsager
                                   Senior Vice President,
                                   General Counsel and
                                   Secretary



                                   /s/ Steven S. Elbaum
                                       Steven S. Elbaum


































                              ANNEX A


                 Executive Officers and Directors
                    of The Alpine Group, Inc.

     Steven S. Elbaum. Mr. Elbaum's address is 1790 Broadway, New York, New York 10019. Mr. Elbaum is Chairman of the Board and Chief Executive Officer of The Alpine Group, Inc. and Chairman of the Board, Chief Executive Officer and President of Superior TeleCom Inc. Mr. Elbaum is a citizen of the United States.

     Bragi F. Schut. Mr. Schut's address is 1790 Broadway, New York, New York 10019. Mr. Schut is Executive Vice President, an Assistant Secretary and a director of The Alpine Group, Inc. and is a director of Superior TeleCom Inc. Mr. Schut is a citizen of the United States.

     David S. Aldridge.  Mr. Aldridge's address is 1790 Broadway,
New York, New York 10019.  Mr. Aldridge is Chief Financial
Officer and Treasurer of The Alpine Group, Inc. and of Superior
TeleCom Inc.  Mr. Aldridge is a citizen of the United States.

     Stewart H. Wahrsager. Mr. Wahrsager's address is 1790 Broadway, New York, New York 10019. Mr. Wahrsager is Senior Vice President, General Counsel and Secretary of The Alpine Group, Inc. and is Secretary of Superior TeleCom Inc. Mr. Wahrsager is a citizen of the United States.

     Stephen M. Johnson.  Mr. Johnson's address is 1790 Broadway,
New York, New York 10019.  Mr. Johnson is Executive Vice
President and Chief Operating Officer of The Alpine Group, Inc.
Mr. Johnson is a citizen of the United States.

     Ernest C. Janson, Jr..  Mr. Janson's address is 216 Roger
Webster, Williamsburg, Virginia 23185. Mr. Janson is a director of The Alpine Group, Inc. He was a partner with Coopers &
Lybrand LLP, independent public accountants, until his retirement in 1985. Mr. Janson is a citizen of the United States.

     James R. Kanely.  Mr. Kanely's address is Road Atlanta, 5300
Winder Highway, Braseltown, Georgia 30517. He is a private investor. Mr. Kanely is a director of The Alpine Group, Inc.
Mr. Kanely is a citizen of the United States.

     Randolph Harrison. Mr. Harrison's address is Frost Mill Road, Mill Neck, New York 11765. He is a private investor and consultant to Poten & Partners, Inc., an energy and shipping industry consulting firm, of which he was President prior to 1985. Mr. Harrison is a director of The Alpine Group, Inc. Mr. Harrison is a citizen of the United States.

     John C. Jansing. Mr. Jansing's address is 162 South Beach Road, Hobe Sound, Florida 33455. Mr. Jansing is a director of The Alpine Group, Inc. He was Chairman of The Independent Election Corporation of America, a shareholder proxy tabulating firm, from 1976 to 1992 and currently is a director of Vestaur Securities, Inc. and 14 Lord Abbett mutual funds. Mr. Jansing is a citizen of the United States.

     Kenneth G. Byers, Jr.  Mr. Byers' address is Byers
Engineering, 6285 Barfield Road, Atlanta, Georgia 30328.  Mr.
Byers is a director of The Alpine Group, Inc. He is President and sole shareholder of Byers Engineering Company, a telecommunications technical services firm. Mr. Byers is a citizen of the United States.

     Gene E. Lewis. Mr. Lewis' address is 25 Spartina Crescent, Sea Pines Plantation, Hilton Head Island, South Carolina 29928. Mr. Lewis is a director of The Alpine Group, Inc. He is Chairman of the Board and Chief Executive Officer of Novecom Technologies, L.P. Mr. Lewis is a citizen of the United States.

































                                                       EXHIBIT 1

                          JOINT FILING AGREEMENT


          Each of the undersigned hereby agrees that the Schedule 13D relating to the Common Stock, par value $.01 per share, of Superior TeleCom Inc. (to which this Agreement is attached as Exhibit 1), and all subsequent amendments, may be filed on behalf of each such person.

                                   THE ALPINE GROUP, INC.


October 23, 1996                   By /s/ Stewart H. Wahrsager
                                      Stewart H. Wahrsager
                                      Senior Vice President,
                                      General Counsel and
                                      Secretary


October 23, 1996                   By /s/ Steven S. Elbaum
                                      Steven S. Elbaum